

July 10, 2014

RE: <u>Cash offer for your Monogram investment (Behringer Harvard Multifamily REIT I, Inc.)</u>

Dear Fellow Shareholder,

You may have recently read that Behringer Harvard Multifamily REIT I has been renamed "Monogram Residential Trust" and that its share repurchase program has been oversubscribed. While the share repurchase program is currently not a viable option for shareholders who wish to sell, for a limited time you can still sell your shares in our tender offer! CMG will **pay you $5.00 per Share in cash**. Please note that **our offer expires on August 22, 2014**, and therefore you will need to deliver the assignment agreement to us by that date you want to sell.

Monogram's **share redemption program is oversubscribed (2.4 million shares in unfulfilled redemption requests)** and the shares are not listed on any exchange (and the company indicates that they won't be for at least 2-4 years), resulting in very limited liquidity. If you want or need your cash, this offer provides you with the ability to sell your Shares. You may also be able to sell your shares now in auctions, possibly at higher prices. However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience. By contrast, because **our price is not reduced by any commissions or fees**, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price. Moreover, transactions through CMG are normally completed in less time than an auction sale. If you sell to us, you can lock in your price and get your cash promptly.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG. If available to you, please also include a copy of a recent account statement concerning your REIT Shares. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from Monogram's transfer agent. There are no financing contingencies with this offer. Please carefully read the Agreement of Assignment and Transfer, as well as the Offer which is available at our website (www.cmginvestments.com/monogram.pdf), at the SEC's EDGAR website, and for free by calling the number below. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S. You must fill out and mail in the Agreement of Assignment and Transfer <u>by August 22, 2014</u> if you wish to take advantage of this offer.

Please see reverse side

There is limited trading of Monogram in the auction market. Two independent publications, the *Direct Investment Spectrum* and the *Stanger Report* reported trades of Shares on secondary auction markets between $7.38-$7.66 per Share and $6.82-$7.47 per Share, respectively, in the most recent issues (Mar/April 2014 and Spring 2014, respectively). However, auction trades can be burdensome and typically involve substantial fees and commissions. Monogram's share repurchase program had last been repurchasing shares at $8.53 per share—*which exceeds our offer price*. However, as noted, this program has been oversubscribed to a degree that prevents the redemption of all shares submitted—in the 4th Quarter, only about 20% of each requesting shareholder's shares were repurchased.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and ***have all signatures Medallion Signature Guaranteed***. Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost. Please also include a copy of your REIT statement to assist in the completion of the transaction. You will receive your check promptly following our receipt of written confirmation from the Company's transfer agent that the transfer has occurred.

CMG is not affiliated with Monogram or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party. This offer is limited to our purchasing an aggregate of 8,500,000 Shares, or 5.04% of the total shares outstanding, and will expire at 5:00 P.M. PST on **August 22, 2014**.

Shortly, you should receive a letter from Monogram regarding our offer, which you may wish to consider prior to making a decision about selling your shares. More information about the company is available from Monogram or on the SEC's EDGAR website. CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including but not limited to the following:

• Our offer price was determined by applying a 50% liquidity discount to our own estimated appraised value, although we are not qualified real estate appraisers. Whether or not our estimate is correct, we believe that the company's shares are worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares' potential value if a liquidation of the company's assets were to occur.

• Any and all dividends paid or payable to you by the company on or after August 22, 2014, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds. If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell "All" your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.

AGREEMENT OF ASSIGNMENT AND TRANSFER
BEHRINGER HARVARD MULTIFAMILY REIT / MONOGRAM RESIDENTIAL TRUST, INC.

I hereby tender to CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC, and/or its assigns ("CMG"), the above-referenced number of shares of common stock, or if no number or "all" is entered by me then all of the shares I own, ("Shares") in Monogram Residential Trust, Inc. (the "Company") for $5.00 per Share in cash. This cash compensation will be reduced by the amount of any dividends made to me on or after August 22, 2014, upon the other terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2014 (the "Offer to Purchase") and in this Agreement of Assignment and Transfer, (the "Agreement"), as each may be supplemented or amended from time to time (which together constitute the "Offer"). I acknowledge that I have received the offer to purchase.   The offer shall remain open until August 22, 2014, subject to termination by CMG pursuant to the terms of the Offer. Payment for the Shares tendered hereby will be made by check, mailed to me at the address on the reverse promptly after CMG's receipt written confirmation that the transfer of the Shares to CMG is effective.

Subject to, and effective upon acceptance of this Agreement, I hereby sell, assign, transfer, convey and deliver ("Transfer") to CMG all of my right, title and interest in and to the Shares tendered, and any and all dividends or benefits issued in respect thereof on or after August 22, 2014, including, without limitation, all rights in, and claims to, any Company profits and losses, cash and non-cash dividends, voting rights and any other benefits distributable or allocable to the Shares under the Company's governing documents. It is my understanding, and I hereby acknowledge and agree, that CMG shall be entitled to receive all dividends of cash or other property, including any securities that derive from the Shares, from the Company attributable to the Shares that are made on or after August 22, 2014, without regard to whether the cash or other property included in any such dividend was received by the Company before or after the Transfer, or whether the applicable sale, financing, refinancing or other disposition occurred before or after the Transfer. I recognize that under certain circumstances set forth in the Offer to Purchase, CMG may not be required to accept for payment any of the Shares I tender. In such event, I understand that any Agreement not accepted for payment will be destroyed by CMG. Except as stated in the Offer to Purchase, this tender is irrevocable.

I hereby irrevocably constitute and appoint CMG as my true and lawful agent and attorney-in-fact with respect to the Shares, with full irrevocable power of substitution to (a) vote or act in such manner as CMG shall deem proper with respect to the Shares; (b) deliver the Shares and transfer ownership of the Shares on the Company's books maintained by the transfer agent; (c) endorse, on my behalf, any and all payments received by CMG from the Company that are made on or after August 22, 2014 which are made payable to me, in favor of CMG; (d) execute a Loss and Indemnity Agreement relating to the Shares on my behalf if I fail to include my original certificate(s), if any, (e) receive all benefits and cash dividends and otherwise exercise all rights of beneficial ownership of the Shares; (f) direct the transfer agent to immediately change the address of record of the registered owner of the Shares to that of CMG, as my attorney-in-fact; and (g) execute any form of assignment and transfer document or other document requested by the Company or the Company's transfer agent to complete the transfer and/or the payee address amendment. I hereby direct the Company and the transfer agent to remit to CMG any dividends made by the Company with respect to the Shares on or after August 22, 2014. To the extent that any other dividends are paid to me, I agree to promptly pay over such distributions to CMG. I further agree to pay any costs and attorney fees incurred by CMG in connection with the enforcement of any of my obligations hereunder or my breach of any of the agreements made by me herein. **If legal title to the Shares is held in an IRA or KEOGH or similar account, I understand that this agreement must be signed by the custodian of such account. Furthermore, I authorize and direct the custodian of such account to confirm this agreement, and I hereby indemnify the Custodian from any loss or claim resulting from their reliance on and their execution of this agreement.**

I represent and warrant that I am a "United States Person," as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended. I hereby release and discharge the transfer agent or the Company, and its officers, directors, shareholders, employees and agents from all actions, causes of actions, claims or demands I have, or may have, against the Company or transfer agent that result from the their reliance on this agreement. I hereby indemnify and hold the Company harmless from and against all claims, demands, damages, losses, obligations and responsibilities arising out of a breach of any representation or warranty set forth herein. Upon request, I will execute and deliver any additional documents deemed by CMG to be necessary to complete this assignment, transfer and purchase of the Shares, including obtaining a Medallion Signature Guarantee of my signature(s) if I fail to do so. I hereby certify that (a) the number shown on this form is my correct Social Security Number or Taxpayer Identification Number and (b) I am not subject to backup withholding. I hereby also certify that I am not a nonresident alien, not a foreign corporation or partnership, foreign trust or estate. I understand that this certification may be disclosed to the IRS by CMG, and that any false statements contained herein could be punishable by fine, imprisonment, or both.

This Agreement shall be governed by and construed in accordance with the laws of the State of Washington applicable to contracts made and wholly performed within Washington by persons domiciled in Washington, and without regard to any conflicts of law principles thereunder. I and CMG agree that: (a) any dispute, claim, or controversy arising out of a purchase of Shares or this Agreement will be resolved by submission to trial without a jury in King County, Washington, (b) all parties hereby **EXPRESSLY WAIVE ANY RIGHT TO A JURY TRIAL** in connection with any such dispute, and expressly **SUBMIT AND CONSENT TO THE EXCLUSIVE JURISDICTION OF THE KING COUNTY COURTS** for the State of Washington and waive all defenses to jurisdiction and venue, and (c) in any such action, the prevailing party shall be entitled to recover the costs and fees including without limitation reasonable attorney fees, and all other costs incurred by such party in the collection or enforcement of any judgment or award.

Please obtain a **Medallion Signature Guarantee** from your bank or broker.

- ENTER THE FOLLOWING INFORMATION IF NECESSARY:

Name: _____

Address: _____

Address 2: _____

City, State, ZIP: _____

Behringer Harvard Multifamily REIT I/

Monogram Residential Trust, Inc.

Shares Owned: _____

Price: $5.00/Share

Offer Expires: August 22, 2014

- How many Shares are you selling? Enter "All" or a number: _____ (assumed "All" if no number; you may also write "All or none" if you only want to sell if all your shares can be purchased)

- Complete the applicable fields below and sign your name indicating agreement to the terms of the tender offer on the other side.

Shareholder Information	Medallion Signature Guarantee
Your Name: _____ *Signature:* _____ *Social Security #:* _____ *Email Address:* _____ *Phone Number:* _____ *Date:* _____	*(Obtain Medallion stamp here)*
Joint Owner(s) (if applicable) Name(s): _____ Signature(s): _____ *Social Security #:* _____ *Date:* _____ **Custodian (Required only if Shares held in IRA/KEOGH)** Name: _____ Signature: _____ IRA Account #: _____ Phone Number: _____ *Date:* _____	*(Obtain Medallion stamp here)* *if more than one signature*

THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 11:59 P.M., PACIFIC TIME, ON AUGUST 22, 2014 (THE "EXPIRATION DATE") UNLESS EXTENDED.

AGREED TO AND ACCEPTED: **12828 Northup Way, Suite 110**
CMG Partners, LLC   By:_____   **Bellevue, WA 98005**
                                (FOR CMG USE ONLY)

OFFER TO PURCHASE FOR CASH 8,500,000
SHARES OF COMMON STOCK
OF MONOGRAM RESIDENTIAL TRUST, Inc.
AT
$5.00 PER SHARE
by: CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
(collectively the "Purchasers")

THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 11:59 P.M., PACIFIC TIME, ON AUGUST 22, 2014, UNLESS THE OFFER IS EXTENDED.

The Purchasers hereby seek to acquire 8,500,000 Shares of common stock (the "Shares") in MONOGRAM RESIDENTIAL TRUST, Inc. (the "REIT"). The Purchasers are not affiliated with the REIT or its management. The Purchasers hereby offer to purchase 8,500,000 Shares at a purchase price equal to **$5.00 per Share**, in cash, without interest, upon the terms and subject to the conditions set forth in this offer to purchase (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer, as each may be supplemented or amended from time to time (which together constitute the "Offer"). Any dividends made or declared after August 22, 2014, or such other date to which this offer may be extended (the "Expiration Date") would, by the terms of the Offer and as set forth in the Agreement of Assignment and Transfer, be assigned by tendering Shareholders to the Purchasers.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

The REIT had 47,000 holders of record owning an aggregate of 168,598,107 shares as of February 28, 2014, and April 30, 2014, respectively, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2013 and Form 10-Q for the period ending March 31, 2014. The Purchasers and their affiliates currently beneficially own 1,675 Shares, or 0.0% of the outstanding Shares. The 8,500,000 Shares subject to the Offer constitute 5.04% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $42,500,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital and binding capital commitments from their members.

Holders of Shares ("Shareholders") are urged to consider the following factors:

- Shareholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the REIT from property operations or dispositions, and the purchase price per Share payable to a tendering Shareholder by the Purchasers may be less than the total amount which might otherwise be received by the Shareholder with respect to the Share from the REIT.

- The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $5.00 per Share, the Purchasers are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the Purchasers' objectives. There is no public market for the Shares, and neither the Shareholders nor the Purchasers have any accurate means for determining the actual present value of the Shares. Although there can be no certainty as to the actual present value of the Shares, the REIT estimated that the Shares are worth approximately $10.03. The Purchasers have not made an independent appraisal of the Shares or the REIT's properties, and are not qualified to appraise real estate. Furthermore, there can be no assurance as to the timing or amount of any future REIT dividends, and there cannot be any assurance that the REIT's estimate accurately reflects the realizable value of the Shares or that the actual amounts which may be realized by holders for the Shares may not vary substantially from this estimate.

- The Depositary, CMG Partners, LLC, is one of the Purchasers. No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Shareholders have been paid; however, neither the Depositary nor the Purchasers has any rights with respect to the Shares prior to the Expiration Date and acceptance by the Purchasers for payment. Further, by tendering your Shares, you agree to resolve any disputes that may arise between you and the Purchasers or the Depositary without a jury trial, to subject yourself to personal jurisdiction in King County, Washington, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

- The Offer allows Shareholders the option to sell 'All or None' of their Shares, thereby allowing Shareholders the option to avoid proration if more than 8,500,000 Shares are tendered. See Section 2—Acceptance for Payment and Payment for Shares; Proration and Section 4—Withdrawal Rights; Automatic Withdrawal Option. The Purchasers may accept only a portion of the Shares tendered by a Shareholder if a total of more than 8,500,000 Shares are tendered and the Shareholder does not select the 'All or None' option.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. IF MORE THAN 8,500,000 SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE 8,500,000 SHARES FROM TENDERING SHAREHOLDERS (WHO DO NOT ELECT THE 'ALL OR NONE' OPTION) ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. A SHAREHOLDER MAY TENDER ANY OR ALL SHARES OWNED BY SUCH SHAREHOLDER.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, subject to the restriction below, (ii) upon the occurrence of any of the conditions specified in Section 13 of this Offer to Purchase and prior to the Expiration Date, to terminate the Offer and not accept for payment any Shares, and (iii) to amend the Offer in any respect prior to the expiration date. Notice of any such extension, termination, or amendment will promptly be disseminated to Shareholders in a manner reasonably designed to inform Shareholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

IMPORTANT

Any Shareholder desiring to tender any or all of such Shareholder's Shares should complete and sign the Agreement of Assignment and Transfer (a copy of which is enclosed with this Offer to Purchase) in accordance with the instructions in the Agreement of Assignment and Transfer and mail, deliver or telecopy the Agreement of Assignment and Transfer and any other required documents to CMG Partners, LLC (the "Depositary"), one of the Purchasers, at the address or facsimile number set forth below.

CMG Partners, LLC
12828 Northup Way, Suite 110
Bellevue, WA 98005

Questions or requests for assistance or additional copies of this Offer to Purchase or the Agreement of Assignment and Transfer may be directed to the Purchasers at (425) 376-0693.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF ASSIGNMENT AND TRANSFER. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

The REIT is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission ("Commission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchasers have filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above, or provided by Purchasers upon request.

TABLE OF CONTENTS

The Purchasers are offering to purchase up to 8,500,000 Shares for $5.00 per Share in cash. The following are some of the questions that you, as a Shareholder of the REIT, may have and answers to those questions. The information in this summary is not complete, and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Agreement of Assignment and Transfer.

WHO IS OFFERING TO BUY MY SECURITIES?	The offer to purchase your Shares is being made jointly by CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC. Each of the Purchasers is a real estate investment fund. Mark Swenson is the manager of the Purchasers. None of the Purchasers is affiliated with the REIT or its management.
WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?	We are seeking to purchase up to 8,500,000 Shares of common stock, which are the "Shares" issued to investors in the REIT.
HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?	We are offering to pay $5.00 per Share, net to you in cash. Any dividends made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Agreement of Assignment and Transfer, be assigned by tendering Shareholders to the Purchasers. If you hold your Shares directly as the registered owner and you tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders them on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to determine whether any charges will apply.
DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?	If the total amount of Shares sought is purchased, the Purchasers' capital commitment will be approximately $42,500,000. The Purchasers have an aggregate of approximately $80,000,000 million in total assets at their disposal to fund payment to selling Shareholders. The Purchasers currently have sufficient funded capital and binding capital commitments from their members to fund all of their commitments under this Offer.
IS THE FINANCIAL CONDITION OF THE BIDDERS RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?	Because this is a cash offer that is not conditioned on financing being available, and the Purchasers have more than adequate resources and no intention to take control of the REIT, other information concerning the Purchasers' financial condition would seem to have little relevance to your decision.
HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER AND DO I HAVE TO DO ANYTHING IF I DON'T WANT TO ACCEPT?	You will have at least until 11:59 p.m., Pacific Time, on August 22, 2014, to decide whether to tender your Shares in the Offer. You do not have to take any action in response to this Offer if you do not wish to sell your Shares. If you wish to sell, you must complete and send in the Agreement of Assignment and Transfer.
WILL ALL OF THE SHARES I TENDER BE ACCEPTED BY THE PURCHASERS?	The Purchasers desire to purchase up to 8,500,000 Shares. If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 8,500,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 8,500,000 Shares are so tendered and not withdrawn, we will accept for payment and pay for 8,500,000 Shares so tendered, pro rata according to the number of Shares so tendered, adjusted by rounding down to the nearest whole number of Shares tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate. However, you have the option to sell 'All or None' of your Shares by checking the appropriate box on the Agreement of Assignment and Transfer. If you check that box, we will only

purchase your Shares if we can purchase all of your Shares; otherwise, you will be deemed to automatically withdraw your tender. See Section 2. Acceptance for Payment and Payment for Shares; Proration and Section 4. Withdrawal Rights.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?	The Offer can be extended in our discretion.
HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?	If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., Eastern Time, on the day after the day on which the Offer was scheduled to expire. You can call us to see if it has been extended, check for press releases, or check the SEC's EDGAR database.
WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?	There are no conditions to the offer based on a minimum number of Shares tendered, the availability of financing, or the success of the offer. However, we may not be obligated to purchase any Shares if certain conditions occur, such as legal or government actions which would prohibit the purchase. Furthermore, we are not obligated to purchase any Shares which are validly tendered if, among other things, there is a material adverse change in the REIT or its business. Please see the discussion in Section 13, Conditions of the Offer, for a description of all conditions. Further, by tendering your Shares, you agree to resolve any disputes that may arise between you and the Purchasers or the Depositary without a jury trial, to subject yourself to personal jurisdiction in King County, Washington, and that the prevailing party in any such action will be entitled to recover attorney fees and costs. However, by so doing, you are not waiving any of your rights under the federal securities laws or any rule or regulation thereunder.
WHEN WILL YOU PAY ME FOR THE SHARES I TENDER?	Upon the Expiration of the Offer and our acceptance of the Shares you tender, we will pay you within 3 business days of our receipt from the transfer agent of written confirmation that the transfer of the Shares to us is completed. In our experience, this process can take about 3 weeks from the Expiration of the Offer, assuming all the paperwork is properly completed. However, this process can be delayed in the event that the REIT or its transfer agent's processing of share transfers is protracted. Also, if you hold your Shares in a custodial account (such as an IRA), there may also be additional delay caused by the custodian, who must also sign and Medallion Signature Guarantee the Agreement of Assignment and Transfer. In order to help us process your transfer as promptly as possible, please provide a recent account statement from the REIT.
HOW DO I TENDER MY SHARES?	To tender your Shares, you must deliver a completed Agreement of Assignment and Transfer to the Depositary at: CMG Partners, LLC, 12828 Northup Way, Suite 110, Bellevue, WA 98005 (Telephone: (425) 376-0693; Facsimile Transmission: (425) 376-0723), no later than the time the Offer expires.
UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?	You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by September 9, 2014, you can withdraw them at any time after such time until we do accept your Shares for payment.
HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?	To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares.
WHAT DOES THE REIT THINK OF THE OFFER?	The Purchasers have not sought the approval or disapproval of the REIT and are not affiliated with the REIT. The REIT may be expected to

respond with the REIT's position on the offer in the next two weeks.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?	The Purchasers do not anticipate that Shares held by non-tendering Shareholders will be affected by the completion of the offer.
WHAT ARE THE PURCHASERS' FUTURE INTENTIONS CONCERNING THE REIT?	The Purchasers have no present intention to seek control of the REIT or to change the management or operations of the REIT. The Purchasers do not have any present intention to take action in connection with the liquidation of the REIT or with any extraordinary transaction concerning the REIT or its assets. Although the Purchasers do not have any present intention to take any action with respect to management or control of the REIT, the Purchasers reserve the right, at an appropriate time, to exercise their rights as shareholders to vote on matters subject to a shareholder vote, including any vote affecting the sale of the REIT's assets and the liquidation and dissolution of the REIT. Thus, if the Purchasers purchase a significant number of the outstanding Shares of the REIT (pursuant to this and any other tender offers and other purchases), they may be in a position to control the REIT by virtue of being able to vote in board of directors elections and other matters requiring shareholder consent.
WHAT IS THE MARKET VALUE OF MY SHARES?	The Shares do not have a readily ascertainable market value, and neither the Shareholders nor the Purchasers have any accurate means for determining the actual present value of the Shares. According to the REIT, "There is no established public trading market for our common stock." (Annual Report on Form 10-K for the fiscal year ending December 31, 2013 and Form 10-Q for the period ending March 31, 2014). The Purchasers have reviewed independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum, which reported sales of Units on secondary markets at $6.82-$7.47 during the Spring 2014 and sales of Units on secondary markets at $7.38-$7.66 per Unit in Mar/April 2014, respectively. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete. Moreover, because of the historically low sales volume in the secondary market for the Shares, recent trading prices such as the ones referenced above may not be a reliable or accurate indication of the Shares' current market value. The Purchasers are unaware of any other recent trading prices. However, the REIT estimated that the Shares are worth approximately $10.03 based upon the estimated net asset value per share resulting from a valuation performed on its properties as of March 31, 2013, subject to the adjustments described in the Annual Report on Form 10-K for the fiscal year ending December 31, 2013. There can be no assurance, however, that the REIT's estimate accurately reflects an approximate value of the Shares or that the actual amounts that may be realized by Shareholders for the Shares may not vary substantially from this estimate. The REIT currently has a share redemption program that purchases shares at 85% of NAV, or approximately $8.53 per Share for ordinary redemptions, but the program is significantly oversubscribed, such that there were 2.4 million unfulfilled redemption requests as of March 31, 2014.
TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?	You can call CMG at (425) 376-0693.

WHY YOU SHOULD ACCEPT THIS OFFER

1. **THIS IS AN ALL CASH OFFER.** The Offer will provide Shareholders with the opportunity to receive cash proceeds for

their Shares and pay no brokerage fees or other transaction costs of any kind.

2. **YOU CAN SELL ALL OR PART OF YOUR SHARES.** The Offer permits Shareholders to sell all or a portion of their Shares.

3. **THE SHARE REDEMPTION PROGRAM IS OVERSUBSCRIBED.** Shareholders may wish to eliminate the uncertainty of generating interim liquidity through the REIT's internal share redemption program ("SRP"), which is currently oversubscribed such that there remain 2.4 million unfulfilled ordinary redemption requests. Given the inadequate funds necessary to meet investor demand for liquidity and given that the program can be suspended or terminated at any time by management, it will remain difficult for Shareholders to sell their shares promptly or at all, particularly in today's capital constrained market environment.

4. **DIVIDENDS HAVE BEEN CUT.** Shareholders may wish to eliminate the uncertainty regarding the amount of future dividend payments. Management has recently lowered the quarterly dividend by 42% to 3.5% annually (based upon the $10 offering price), which the REIT says it will fund in part from dispositions.

5. **A LIQUIDATION EVENT FOR SHAREHOLDERS IS STILL LIKELY AT LEAST 2 TO 4 YEARS AWAY.** An investor's desire for liquidity may not always correspond with the holding period of the underlying investment. The REIT indicates that "Depending upon then-prevailing market conditions, we **intend to begin to consider the process of listing** or liquidation **within the next two to four years**...". Of course, there can be no certainty as to such estimated time frames.

6. **SHAREHOLDERS MAY WISH TO TRANSFER THEIR FRACTIONAL, NON-CONTROLLING INTERESTS TO A NEW INVESTOR THAT SPECIALIZES IN LONG-TERM ILLIQUID REAL ESTATE INVESTMENTS**. The Purchasers are real estate investment funds that provides liquidity to investors holding illiquid or thinly traded shares or interests in all types of real estate investment vehicles. Historically, the Purchasers have been a passive investor or the manager of passive investments in which the Purchasers or its affiliates and investors are satisfied to remain long-term investors.

HOW TO ACCEPT THIS OFFER

Step 1. Read and review the accompanying documents carefully, for they contain important information regarding the Offer, the REIT, and the Purchaser.

Step 2. Complete the enclosed 'Agreement of Assignment and Transfer'. If not otherwise indicated, please note the number of Shares you wish to sell in the signature area of the Agreement of Assignment and Transfer and have it **Medallion Signature Guaranteed** (this can be done by your broker or bank). A medallion signature guarantee is a certification that protects you from forgery and prevents the unauthorized transfer of securities certificates.

Step 3. Send the completed 'Agreement of Assignment and Transfer' Form to CMG Partners, LLC (the "Depositary") in the enclosed pre-addressed envelope. If available, please include a copy of a recent account statement concerning your shares of the REIT.

To the Shareholders of MONOGRAM RESIDENTIAL TRUST, Inc.**:**

INTRODUCTION

The Purchasers hereby offer to purchase 8,500,000 Shares at a purchase price of $5.00 per Share ("Offer Price"), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. Shareholders who tender their Shares will not be obligated to pay any REIT transfer fees, or any other fees, expenses or commissions in connection with the tender of Shares. The Purchasers will pay all such costs and all charges and expenses of the Depositary, one of the Purchasers, as depositary in connection with the Offer.

For further information concerning the Purchasers, see Section 11 below and Schedule I. None of the Purchasers or the Depositary is affiliated with the REIT or the REIT's management. The address of the REIT's principal executive offices is 15601 Dallas Parkway, Suite 600, Addison, Texas 75001, and its phone number is (866) 655-3600.

Establishment of the Offer Price

The Purchasers have set the Offer Price at $5.00 per Share. In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including: (i) the lack of a formalized market for resale of the Shares and the resulting lack of liquidity of an investment in the REIT; (ii) the REIT's estimated value of the Shares; and (iii) the costs to the Purchasers associated with acquiring the Shares.

The REIT made the following statements in its Annual Report on Form 10-K for the fiscal year ending December 31, 2013 and Form 10-Q for the period ending March 31, 2014: "There is no established public trading market for our common stock." The lack of any public market for the sale of Shares means that Shareholders have limited alternatives if they seek to sell their Shares. As a result of such limited alternatives for Shareholders, the Purchasers may not need to offer as high a price for the Shares as they would otherwise. On the other hand, the Purchasers take a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the Purchasers themselves will have limited liquidity for the Shares upon consummation of the purchase. The Purchasers' review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum, reported sales of Units on secondary markets at $6.82-$7.47 during the Spring 2014 and sales of Units on secondary markets at $7.38-$7.66 per Unit in Mar/April 2014, respectively. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete. The Purchasers are unaware of any other recent trading prices.

The REIT previously had a Share Redemption Program in place that redeemed Shares at $8.53 per Share, but that program had been oversubscribed by 2.4 million shares as of March 31, 2014. It should be noted that the Purchasers have not made an independent appraisal of the Shares or the REIT's properties and are not qualified to appraise real estate. Furthermore, there can be no assurance that the REIT's estimate accurately reflects an approximate value of the Shares or that the actual amounts that may be realized by Shareholders for the Shares may not vary substantially from this estimate.

The Purchasers are offering to purchase Shares which are an illiquid investment and are not offering to purchase the REIT's underlying assets. The REIT's does not intend to "begin to consider" listing for 2 to 4 years. Accordingly, the underlying asset value of the REIT is only one factor used by the Purchasers in arriving at the Offer Price. However, in the absence of significant trading price information, the REIT's estimate of the net asset value of the REIT may be relevant to Shareholders' review of the Offer Price. The REIT estimated that the Shares are worth approximately $10.03 based upon the estimated net asset value per share resulting from a valuation performed on its properties as of March 31, 2013, subject to the adjustments described in the Annual Report on Form 10-K for the fiscal year ending December 31, 2013. There can be no assurance, however, that the REIT's estimate accurately reflects an approximate value of the Shares or that the actual amounts that may be realized by Shareholders for the Shares may not vary substantially from this estimate.

The Offer Price represents the price at which the Purchaser is willing to purchase Shares. The Purchaser arrived at the $5.00 Offer Price by applying an approximate 50% liquidity discount to the REIT's Estimated Net Asset Value of the Shares. The Purchaser used a 50% discount because such a discount would meet the return targets based on the estimated time frame to potentially reach the Estimated Net Asset Value but nevertheless result in the possibility of a significant number of shareholders choosing to sell. The Purchaser applies such a discount with the intention of making a profit by holding on to the Shares until the REIT is liquidated, sold, or listed on a national securities exchange, at a per-share price that is hopefully close to the full Estimated Net Asset Value. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Shares may be relevant to Shareholders. Shareholders are urged to consider carefully all of the information contained herein and consult with their own advisers, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Shares.

The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in purchasing 8,500,000 Shares pursuant to this Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Shares or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the REIT's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

General Background Information

Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the REIT or its management, has been derived from information provided in reports filed by the REIT with the Securities and Exchange Commission.

Tendering Shareholders will not be obligated to pay transfer fees, brokerage fees, or commissions on the sale of the Shares to the Purchasers pursuant to the Offer. The Purchasers will pay all charges and expenses incurred in connection with the Offer. The Purchasers desire to purchase up to 8,500,000 Shares. If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 8,500,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 8,500,000 Shares are so tendered and not withdrawn, we will accept for payment and pay for 8,500,000 Shares so tendered, pro rata according to the number of Shares so tendered, adjusted by rounding down to the nearest whole number of Shares tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate. However, you have the option to sell 'All or None' of your Shares by checking the appropriate box on the Agreement of Assignment and Transfer. If you check that box, we will only purchase your Shares if we can purchase all of your Shares; otherwise, you will be deemed to automatically withdraw your tender. See Section 2. Acceptance for Payment and Payment for Shares; Proration and Section 4. Withdrawal Rights.

If, prior to the Expiration Date, the Purchasers increase the consideration offered to Shareholders pursuant to the Offer, such increased consideration will be paid with respect to all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration. Shareholders are urged to read this Offer to Purchase and the accompanying Agreement of Assignment and Transfer carefully before deciding whether to tender their Shares.

TENDER OFFER

Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Shares validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 11:59 p.m., Pacific Time, on August 22, 2014, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

The Offer is conditioned on satisfaction of certain conditions. See Section 13, which sets forth in full the conditions of the Offer. The Purchasers reserve the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Shares tendered, terminate the Offer and return all tendered Shares to tendering Shareholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, (iii) extend the Offer and, subject to the right of Shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer. Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchasers will promptly pay for all validly tendered Shares upon our receipt of confirmation from the REIT that the Shares have been transferred, and the Purchasers do not intend to imply that the foregoing rights of the Purchasers would permit the Purchasers to delay payment for validly tendered Shares following expiration.

The Purchasers do not anticipate and have no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Shares as offered herein.

Further, by tendering your Units, you agree to resolve any disputes that may arise between you and the Purchasers or the Depositary without a jury trial, to subject yourself to personal jurisdiction in King County, Washington, and that the prevailing party in any such action will be entitled to recover attorney fees and costs. However, by so doing, you are not waiving any of your rights under the federal securities laws or any rule or regulation thereunder.

Section 2. Acceptance for Payment and Payment for Shares; Proration. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Shares validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date and upon our receipt of confirmation from the REIT that the Shares have been transferred. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Agreement of Assignment and Transfer (or facsimile thereof) and any other documents required by the Agreement of Assignment and Transfer and confirmation in writing from the REIT that the transfer is effective. Receipt of such confirmation can be delayed beyond the Purchaser's control in certain circumstances where additional documents or signatures are required (such as in the case of Shares registered as IRA accounts), or in the event that the REIT or its transfer agent's processing of share transfers is protracted.

The Purchasers desire to purchase up to 8,500,000 Shares. If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 8,500,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 8,500,000 Shares are so tendered and not withdrawn, we will accept for payment and pay for 8,500,000 Shares so tendered, pro rata according to the number of Shares so tendered, adjusted by rounding down to the nearest whole number of Shares tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate.

In the event that proration is required, because of the difficulty of immediately determining the precise number of Shares to be accepted, the Purchasers will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchasers will not pay for any Shares tendered until after the final proration factor has been determined.

Shareholders may indicate, by checking a box on the Agreement of Assignment and Transfer (the 'All or None' Box), that they only wish to sell their Shares if they will be able to sell all of their Shares, without any proration. See Section 4—Withdrawal Rights. If more than 8,500,000 Shares have been properly tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Shares that do not have the All or None Box checked.

For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Shares when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will in all cases be made by a check representing the Offer Price which will be processed through the Depositary, acting as agent for the tendering Shareholders for the purpose of receiving payment from the Purchasers and transmitting such payments to tendering Shareholders.

Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment. If any tendered Shares are not purchased for any reason (other than due to proration as described above), the Agreement of Assignment and Transfer with respect to such Shares not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Shares tendered pursuant to the Offer in each case due to circumstances outside of the Purchasers' control, then, without prejudice to the Purchasers' rights under Section 13, the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Shares and such Shares may not be withdrawn (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the Shares deposited by or on behalf of the Shareholder promptly after the termination or withdrawal of a tender offer), except to the extent that the tendering Shareholders are entitled to withdrawal rights as described in Section 4.

If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Shareholders pursuant to the Offer, such increased consideration shall be paid for all Shares accepted for payment pursuant to the Offer, whether or not such Shares were tendered prior to such increase.

Section 3. Procedures for Tendering Shares.

Valid Tender. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Assignment and Transfer (a copy of which is enclosed with this Offer to Purchase) with any other documents required by the Agreement of Assignment and Transfer must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Shareholder may tender any or all Shares owned by such Shareholder.

In order for a tendering Shareholder to participate in the Offer, Shares must be validly tendered and not withdrawn prior to the Expiration Date, which is 11:59 p.m., Pacific Time, on August 22, 2014, or such date to which the Offer may be extended. The method of delivery of the Agreement of Assignment and Transfer and all other required documents is at the option and risk of the tendering Shareholder and delivery will be deemed made only when actually received by the Depositary.

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Shares purchased pursuant to the Offer, a tendering Shareholder must provide the Depositary with such Shareholder's correct taxpayer identification number and make certain certifications that such Shareholder is not subject to backup federal income tax withholding. Each tendering Shareholder must insert in the Agreement of Assignment and Transfer the Shareholder's taxpayer identification number or social security number in the space provided on the front of the Agreement of Assignment and Transfer. The Agreement of Assignment and Transfer also includes the certifications referred to above. (See the Instructions to the Agreement of Assignment and Transfer.)

Other Requirements. By executing a Agreement of Assignment and Transfer as set forth above, a tendering Shareholder irrevocably appoints the designees of the Purchasers as such Shareholder's proxies, in the manner set forth in the Agreement of Assignment and Transfer, each with full power of substitution, to the full extent of such Shareholder's rights with respect to the Shares tendered by such Shareholder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Shares for payment. Upon such acceptance for payment, all prior proxies given by such Shareholder with respect to such Shares will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Shares, be empowered to exercise all voting and other rights of such Shareholder as they in their sole discretion may deem proper at any meeting of Shareholders, by written consent or otherwise. In addition, by executing a Agreement of Assignment and Transfer, a Shareholder also assigns to the Purchasers all of the Shareholder's rights to receive dividends from the REIT with respect to Shares which are accepted for payment and purchased pursuant to the Offer, other than those dividends declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding, subject, of course, to each and every parties' ability to seek review of any contested determination in Washington State Court pursuant to Section 16. The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Shares tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Shares of any particular Shareholder, and the Purchasers' interpretation of the terms and conditions of the Offer (including the Agreement of Assignment and Transfer and the Instructions thereto) will be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Shares or will incur any liability for failure to give any such notification.

A tender of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering Shareholder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Shareholder's representation and warranty that (i) such Shareholder owns the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Share complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Shareholders who have granted options to sell or purchase the Shares, hold option rights to acquire such securities, maintain "short" positions in the Shares (i.e., have borrowed the Shares) or have loaned the Shares to a short seller. A Shareholder will be deemed to tender Shares in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Shares and the holder (i) delivers the Shares pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Shares pursuant to the Offer are irrevocable, provided that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after September 9, 2014.

For withdrawal to be effective a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Agreement of Assignment and Transfer. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and must be signed by the person(s) who signed the Agreement of Assignment and Transfer in the same manner as the Agreement of Assignment and Transfer was signed. However, a notice of withdrawal is not necessary in the case of the Automatic Withdrawal Option described below.

If purchase of, or payment for, Shares is delayed for any reason or if the Purchasers are unable to purchase or pay for Shares for any reason outside of their control, (such as obtaining the execution of the selling shareholder's custodian, in the case of shares held in an IRA account, or obtaining additional documents from tendering shareholders that may be required to process the transfer) then, without prejudice to the Purchasers' rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Shareholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding, subject, of course, to each and every parties' ability to seek review of any contested determination in Washington State Court pursuant to Section 16 Neither the Purchasers, nor the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Automatic Withdrawal Option. Shareholders may indicate, by checking a box on the Agreement of Assignment and Transfer (the 'All or None Box'), that they only wish to sell their Shares if they will be able to sell all of their Shares, without any proration. If at any time during the day of the Expiration Date more than 8,500,000 Shares have been properly tendered, unless the Purchaser amends the Offer to increase the number of Shares to be purchased, the Purchaser will deem all Shares from Shareholders that checked the All or None Box to be withdrawn and not validly tendered for purposes of the Offer. Neither the Purchaser nor any other person will be under any duty to give any notice that such automatic withdrawal will occur. Shareholders may change their election whether or not to check the All or None Box at any time on or prior to the Expiration Date by submitting a new Agreement of Assignment and Transfer with their preferred election, in the manner described in Section 3 herein.

Section 5. Extension of Tender Period; Termination; Amendment. The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares by giving oral or written notice of such extension to the Depositary,

(ii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to terminate the Offer and not accept for payment any Shares by giving oral or written notice of such termination to the Depositary, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Shares being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary prior to the Expiration Date. Any extension, termination, or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a press release. The Purchasers may also be required by applicable law to disseminate to Shareholders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer. The Purchasers will not provide a subsequent offering period following the Expiration Date.

If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Shares) are delayed in their payment for Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchasers, and such Shares may be withdrawn to the extent tendering Shareholders are entitled to withdrawal rights as described in Section 4 (generally, if notice of withdrawal is given to the Depositary prior to the Expiration Date). However, the ability of the Purchasers to delay payment for Shares that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer, except that the Purchasers may delay payment until receipt of confirmation from the REIT that the Shares have been transferred. Receipt of such confirmation can be delayed in certain cases that require additional paperwork and/or signatures, such as in the case of Shares owned in custodial accounts such as IRAs, or in the event that the REIT or its transfer agent's processing of share transfers is protracted.

If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through midnight, Pacific Time. Any material change in the terms of the Offer will be published, sent, or given to you in a manner reasonably designed to inform you of such change; in most cases we will mail you supplemental materials.

Section 6. Material Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Shareholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. **EACH SHAREHOLDER TENDERING SHARES SHOULD CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.**

Gain or Loss. A taxable Shareholder will recognize a gain or loss on the sale of such Shareholder's Shares in an amount equal to the difference between (i) the amount realized by such Shareholder on the sale and (ii) such Shareholder's tax basis in the Shares sold. If the Shareholder reports a loss on the sale, such loss generally could not be currently deducted by such Shareholder except against such Shareholder's capital gains from other investments. The tax basis in the Shares of a Shareholder will depend upon individual circumstances. Each Shareholder who plans to tender hereunder should consult with the Shareholder's own tax advisor as to the Shareholder's tax basis in the Shareholder's Shares and the resulting tax consequences of a sale.

A tax-exempt Shareholder (other than an organization described in Code Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Shares pursuant to the Offer, assuming that such Shareholder does not hold its Shares as a "dealer" and has not acquired such Shares with debt financed proceeds.

Section 7. Effects of the Offer.

Limitations on Resales. The Purchasers do not believe the provisions of the REIT's Articles of Incorporation should restrict transfers of Shares pursuant to the Offer.

Effect on Trading Market. If a substantial number of Shares are purchased pursuant to the Offer the result would be a reduction in the number of Shareholders. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Shares and none is expected to develop. Therefore, the Purchasers do not believe a reduction in the number of Shareholders will materially further restrict the Shareholders' ability to find purchasers for their Shares through secondary market transactions.

Voting Power of Purchasers. The Purchaser is seeking a maximum of 5.04% of the Shares of the REIT hereunder, so the Purchaser will not obtain a controlling voting interest in matters subject to a shareholder vote (even considering its current ownership). The REIT holds annual meetings to elect directors and conduct other business. Votes of Shareholders might also be solicited for matters affecting the fundamental structure of the REIT. A Shareholder who tenders Shares to the Purchaser grants a proxy to the Purchaser as of the date of acceptance of the tender, granting the Purchaser the right to vote such Shares in its sole discretion as to any matters for which the REIT has established a record date prior to the time such. Shares are transferred by the REIT to the Purchaser. The Purchaser reserves the right to exercise any and all rights it might hold in the event that any vote is called by the REIT, or if, in the future, changes in circumstances would dictate that it or other shareholders exercise their right to vote.

Section 8. Future Plans. Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Shares. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Shares purchased pursuant to the Offer. The Purchasers are seeking to purchase a total of 8,500,000 Shares. If the Purchasers acquire fewer than 8,500,000 Shares pursuant to the Offer, the Purchasers may seek to make further purchases on the open market at prevailing prices, or solicit Shares pursuant to one or more future tender offers at the same price, a higher price or, if the REIT's circumstances change, at a lower price. Alternatively, the Purchasers may discontinue any further purchases of Shares after termination of the Offer, or elect to sell Shares, regardless of the number of Shares purchased. The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, as noted above, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in purchasing 8,500,000 Shares in this Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Shares or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the REIT's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

The Purchasers are acquiring the Shares pursuant to the Offer solely for investment purposes. The Purchasers have no present intention to seek control of the REIT or to change the management or operations of the REIT. The Purchasers do not have any present intention to take any action in connection with the liquidation of the REIT. The Purchasers nevertheless reserve the right, at an appropriate time, to exercise their rights as shareholders to vote on matters subject to a shareholder vote. Except as expressly set forth herein, the Purchasers have no present intention to seek control of the REIT, to cause the REIT to engage in any extraordinary transaction, to cause any purchase, sale or transfer of a material amount of the assets of any REIT, to make any change in the dividend policies, indebtedness or capitalization of any REIT or to change the structure, management or operations of the REIT, the listing status of the Shares or the reporting requirements of the REIT.

Section 9. The Business of the REIT. For information about the REIT, please refer to the annual report prepared by the REIT which was sent to you earlier, particularly Item 2 of Form 10-K, the Quarterly Reports on Form 10-Q, and any other materials sent to you by the REIT. These documents contain updated information concerning the REIT, including detailed information regarding the properties owned, including mortgages, rental rates, operations, management, and taxes. In addition, the REIT is subject to the information and reporting requirements of the Exchange Act and information about the REIT can be obtained on the Commission's EDGAR system, at its internet web site at www.sec.gov and are available for inspection at the Commission's principal office in Washington, D.C.

Section 10. Conflicts of Interest. The Depositary is one of the Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer. The Depositary's role is administrative only, however, and any conflict of interest should not be deemed material to Shareholders.

Section 11. Certain Information Concerning the Purchasers. The Purchasers are CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC. For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto. The principal business of each of the Purchasers is investment in securities, particularly real estate-based securities. The principal business address of each of the Purchasers is 12828 Northup Way, Suite 110, Bellevue, WA 98005.

The Purchasers have made binding commitments to contribute and have available sufficient amounts of capital and binding capital commitments from their members necessary to fund the acquisition of all Shares subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchasers. The Purchasers are not public companies. CMG Partners, LLC and its affiliates have been in the business of purchasing illiquid real estate securities for over 15 years. The Purchasers have assets and binding capital commitments that are more than sufficient to fund their collective obligation to purchase Shares in this Offer.

Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Shares, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has contracted to buy or sell any Shares within the past 60 days, (iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the REIT, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the REIT or its affiliates, on the other hand, (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the REIT or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) no person listed on Schedule I has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and (vii) no person listed on Schedule I has been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Notwithstanding the foregoing, as a result of a periodic regulatory exam conducted in 2009, CMG Advisors, LLC ("Advisors"), an affiliate of the purchasers, while neither confirming nor denying the findings of fact or conclusions of law, entered into a consent order with the Washington State Department of Financial Institutions, agreeing not to violate the rule concerning performance fees, specifically RCW 21.20.030, in future investment funds. Advisors had in the past managed investment funds, the terms of which included profits interests or so-called "performance fees" which were paid to Advisors by the fund's investors. Such performance fees, which are based on the fund's profitability, though allowed, do require that all the fund's investors meet a financial standard referred to as a "qualified client." Advisors was incorrectly advised by counsel that the investors needed to meet a different standard, the "accredited investor" standard. While the funds were all profitable to their investors, Advisors charged performance fees to some investors who likely did not meet the qualified client standard, thereby inadvertently violating RCW 21.20.030. No official proceeding was instituted, but the Purchasers are disclosing this consent order to ensure they meet the requirements of Item 1003 of Regulation M-A.

Section 12. Source of Funds. The Purchasers expect that approximately $42,500,000 would be required to purchase 8,500,000 Shares, if tendered, and an additional $42,300 may be required to pay related fees and expenses. The Purchasers anticipate funding all of the purchase price and related expenses through their existing capital and assets and binding capital commitments from their members. The cash and liquid securities necessary to complete the entire purchase are readily available and are committed to that purpose. Accordingly, there are no financing arrangements to fall through and no alternative financing plans.

Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Shares tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall have been obtained or occurred on or before the Expiration Date. As of the Offer Date, the Purchasers are unaware of any such required authorizations, approvals, or waiting periods relating to this Offer.

The Purchasers shall not be required to accept for payment or pay for any Shares and may terminate or amend the Offer as to such Shares if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

(a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Shares by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the REIT's Shareholders, (iii) requires divestiture by the Purchasers of any Shares,

(iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer (see the discussion of such benefits in the Summary Term Sheet and Introduction sections of the Offer to Purchase) or (v) materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the REIT, in the reasonable judgment of the Purchasers;

(b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which will, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the REIT, which, in the reasonable judgment of the Purchasers, is or will be materially adverse to the REIT, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or will have a material adverse effect on the value of the Shares;

(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Shares have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Shares beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Shares.

The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers or may be waived by the Purchasers in whole or in part at any time and from time to time prior to the Expiration Date in their sole exercise of reasonable discretion, and the Offer will remain open for a period of at least five business days following any such waiver of a material condition. However, if we waive a certain condition for one tendering Shareholder, we will waive that condition for all Shareholders tendering Shares. Any determination by the Purchasers concerning the events described above will be final and binding upon all parties, subject, of course, to the parties' ability to seek review of any contested determination in Washington State Court pursuant to Section 16.

Section 14. Certain Legal Matters.

General. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Shares by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Shares tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the REIT's business, or that certain parts of the REIT's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Shares thereunder. The Purchasers' obligation to purchase and pay for Shares is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Shares pursuant to the Offer.

Margin Requirements. The Shares are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. The Purchasers are not seeking a controlling block of Shares or such a number of Shares as to fall within these state statutes and, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer or any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Shares tendered.

Section 15. Fees and Expenses. CMG Partners, LLC, one of the Purchasers, will act as Depositary in connection with the Offer. The Purchasers will reimburse the Depositary for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer.

Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Agreement of Assignment and Transfer and, if given or made, such information or representation must not be relied upon as having been authorized.

Further, by tendering your Shares, you agree to resolve any disputes that may arise between you and the Purchasers or the Depositary without a jury trial, to subject yourself to personal jurisdiction in King County, Washington, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

July 10, 2014

SCHEDULE I

THE PURCHASERS AND THEIR PRINCIPAL

The Purchasers are CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC. The Purchasers are organized as a limited liability companies in the State of Washington, managed by Mark Swenson. The Purchasers have jointly made the offer and are jointly and severally liable for satisfying its terms. Other than the foregoing, the Purchasers' relationship consists of an informal agreement to share the costs associated with making the offer and to allocate any resulting purchases of Shares among them in such manner and proportions as they may determine in the future.

Mark J. Swenson, Age 53

Mr. Swenson is also the owner of CMG Partners, LLC and CMG Income Fund II, LLC and the manager of CMG Acquisition Co., LLC, CMG Legacy Income Fund, LLC, and CMG Legacy Growth Fund, LLC. Mr. Swenson is also the owner of CMG Advisors, LLC, a Washington State Registered Investment Advisor. The various CMG entities are specialty investment companies primarily investing in real estate securities, limited partnerships, REITs and other investments. Prior to his career with CMG, Mr. Swenson was employed for more than 17 years in various positions within the securities industry. Before starting CMG Advisors, LLC, Mr. Swenson served as an investment broker for A.G. Edwards & Sons in Kirkland, Washington. From 1989 to 1993, Mr. Swenson served as Vice President and registered principal for Puget Sound Securities, the investment division of Puget Sound Bank. From 1985 to 1989, Mr. Swenson worked as an investment broker for Dain Bosworth. Prior to working in the investment industry, Mr. Swenson owned and operated a small business in the automotive industry. Mr. Swenson is a graduate of the University Of Washington School Of Economics. Mr. Swenson is also a co-owner of StoneCaptial, LLC, a specialty finance company.